North America Structured Investments

4yr Uncapped Buffered Return Enhanced Notes linked to SPXt
a $

Overview
May be appropriate for investors anticipating a moderate appreciation in the
Index over the term of the notes. The notes offer the opportunity to enhance
Index returns through leverage within the specified range. Additionally, the notes can outperform a direct investment in the Index in down market scenarios by virtue of the Buffer Amount. Any payment on the notes is subject to the credit risk of JPMorgan Chase and Co.

Summary of Terms

Issuer:               JPMorgan Chase and Co.
Minimum Denomination: $1,000
Index:                S and P 500[R] Index
Upside Leverage Factor*: At least 1.025
Buffer Amount:        15%
Final Value:          The Index closing level on the Observation Date
Initial Value:        The Index closing level on the Pricing Date
Pricing Date:         March 26, 2015
Observation Date:     March 26, 2019
Maturity Date:        March 29, 2019
CUSIP:                48125UGX4
Preliminary Term Sheet: http://sp.jpmorgan.com/document/cusip/48125UGX4/doctype/Product_Termsheet/document.pdf
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                      For information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, see the hyperlink above.

Payment at Maturity
If the Final Value is greater than the Initial Index Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by the Upside Leverage Factor.

If the Final Value is equal to or less than the Initial Index Level by up to the buffer amount, you will receive the principal amount of your notes at maturity. If the Final Value is less than the Initial Value by more than the
Buffer Amount, you will lose 1% of the principal amount of your notes for every
1% that the Index has declined beyond the Buffer Amount.

* The final Upside Leverage Factor will be provided in the Pricing Supplement and will not be less than 1.025
* Reflects an Levered Uncapped Return of for illustrative purposes. The hypothetical returns and hypothetical payments on the Notes shown above apply only at maturity. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower

Hypothetical eReturns on the Notes at Maturity**
m $900

Hypothetical Hypothetical Note Hypothetical
Index Return      Return       Payment at
                                 Maturity
  80.00%          82.00%        $1,820.00
  60.00%          61.50%        $1,615.00
  40.00%          41.00%        $1,410.00
  30.00%          30.75%        $1,307.50
  20.00%          20.50%        $1,205.00
  10.00%          10.25%        $1,102.50
   5.00%          5.13%         $1,051.25
   0.00%          0.00%         $1,000.00
  -10.00%         0.00%         $1,000.00
  -15.00%         -0.00%        $1,000.00
  -30.00%        -15.00%         $850.00
  -40.00%        -25.00%         $750.00
 -100.00%        -85.00%         $150.00

J.P. Morgan Structured Investments | 1 800 576 3529 |
jpm_structured_investments@jpmorgan.com

North America Structured Investments

4yr Uncapped Buffered Return Enhanced Notes linked to SPX

Selected Benefits

[] Diversified exposure to U. S.  equity markets through the S and P 500 Index.
[] Provides enhanced or leveraged equity returns.
[] You are entitled to repayment of principal in full at maturity, even if the
Index declines by up to the Buffer Amount.
[] Minimum denomination of $1,000  and integral multiples in excess thereof.
[] Potential for Long Term Capital Gains tax treatment if held longer than one year.

Selected Risks

[] Your investment in the notes may result in a loss.
[] Payment on the notes at maturity is subject to our credit risk.  Therefore the value of the notes prior to maturity will be subject to changes in the market's view of our creditworthiness.
[] If the Final Value declines from its Initial Value by more than 15%, you could lose up to $850  for each $1,000  note.
[] No interest payments, dividend payments or voting rights.
[] The tax consequences of the notes may be uncertain.  You should consult your tax advisor regarding the U. S.  federal income tax consequences of an investment in the notes.

Selected Risks (continued)

[] JPMS's estimated value is not determined by references to our credit spreads for our conventional fixed rate debt.
[] JPMS's estimated value does not represent future values and may differ from others' estimates.
[] The value of the notes, which may be reflected in customer account statements, may be higher than JPMS's current estimated value for a limited time period.
[] Lack of liquidity: J. P.  Morgan Securities LLC, acting as agent for the
Issuer (and who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so.  The price, if any, at which
JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.
[] Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set.  It is possible that such hedging or other trading activities of J. P.  Morgan or its affiliates could result in substantial returns for J. P.  Morgan and its affiliates while the value of the notes decline.

The risks identified above are not exhaustive. Please see "Risk Factors" in the applicable product supplement and "Selected Risk Considerations" in the applicable term sheet for additional information.

Disclaimer

SEC Legend: JPMorgan Chase and Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate.
Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase and Co. has filed with the SEC for more complete information about JPMorgan Chase and Co. and this offering. You may get these documents without cost by visiting
EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase and Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement and term sheet if you so request by calling toll-free
1-866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase and Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase and Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments.

J.P. Morgan Structured Investments | 1 800 576 3529 |
jpm_structured_investments@jpmorgan.com